GREGORY B. LIPSKER, PLLC

Attorney At Law

1014 Washington Mutual Building

601 W. Main Ave.

Spokane, WA 99201

(509) 232-2219

March 28, 2008

Attention:  Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:

Superior Silver Mines, IncRegistration Statement on Form 10

Filed January 23, 2008File No. 000-53035

Dear Ms. Nicholson:

We have reviewed the February 19, 2008 Staff Comments concerning the Form 10 filing by Superior Silver Mines, Inc and we offer the following responses.

General

1.

The cover page of the registration statement has been amended to reflect that the filing is now made on Form 10.

2.

The registrant notes that the Form 10 registration statement will become automatically effective 60 days from the date of first filing on Edgar. The registrant further acknowledges that, upon effectiveness, it will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if the staff has not cleared all comments.

3.

Updated financial statements (audited as at December 31, 2007) are filed with the amendment.

Item 1. Description of Business, page 2

4.

The fourth risk factor (regarding ore reserve figures and costs) has been combined with the ninth risk factor (regarding the fact that the company’s property does not contain any reserves) to clarify that the company does not currently have any ore reserves. (See page 3).

Item 5. Directors, Executive Officers, Promoters and Control Persons

5.

The ages of all officers and directors are now listed on page 8. The tenure of each director and Executive Officer is set forth in his biography.

6.

Mr. Dunne’s biography has been revised to reflect his resignation as chief Financial Officer of Gold Crest Mines effective January 15, 2008 (page 9).

7.

Mr. Dunne’s positions with Daybreak Oil and Gas are now set forth in the biographical information (page 9). A risk factor has been added regarding Daybreak’s delinquent filings (pages 4 and 5).

8.

Mr. Lavigne’s biographical information has been revised to include his tenure as president of Daybreak Oil and Gas (page 9).

Director Independence

9.

This information has now been deleted

Item 6. Executive Compensation

10.

Executive compensation has been revised to disclose that Thomas Smith received 224,000 shares of stock as compensation for legal services performed for the company over a seven year period. Mr. Smith’s compensation was not based on services performed as an officer or director of the Company (see page 10).

Item 4. Recent Sales of Unregistered Securities

The facts relied upon to claim exemption from registration are now set forth on pages 12 and 13.

In addition, the recent market price chart in Part 2 Item 1 on page 11 has been updated.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

A letter from the Company acknowledging the foregoing is included with this correspondence.

Hopefully, all outstanding issues have now been resolved. Should you have any questions please do not hesitate to contact me at (509) 232-2219.

Very truly yours,

Gregory B. Lipsker, PLLC

        /s/ Gregory B. Lipsker

By:_____________________

Gregory B. Lipsker